UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                McNeil Real Estate Fund XXV, Ltd.
                        (Name of Issuer)

                    Limited Partnership Units
                 (Title of Class of Securities)

                           582568 87 9
                         (CUSIP Number)

                    Keith L. Schaitkin, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         August 2, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       Page 1 of 7  Pages
                          SCHEDULE 13D

CUSIP No. 582568 87 9                           Page 2 of 8 Pages


1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
          4,730,481 Units (See Item 5 below)

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          4,730,481 Units (See Item 5 below)

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,730,481 (See Item 5 below)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                   //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.7% (see Item 5 below)

14   TYPE OF REPORTING PERSON*
          PN

                          SCHEDULE 13D

CUSIP No. 582568 87 9                           Page 3 of 8 Pages


1    NAME OF REPORTING PERSON
          Riverdale Investors Corp., Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          4,730,481 Units (See Item 5 below)

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          4,730,481 (See Item 5 below)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,730,481 Units (See Item 5 below)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                   //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.7% (See Item 5 below)

14   TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

CUSIP No. 582568 87 9                           Page 4 of 8 Pages


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/

                                                           (b) //
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          5,378,455 Units (See Item 5 below)

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          5,378,455 Units (See Item 5 below)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,378,455 Units (See Item 5 below)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4% (See Item 5 below)

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D

CUSIP No. 582568 87 9                           Page 5 of 8 Pages


1    NAME OF REPORTING PERSON
          Unicorn Associates Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /x/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
          647,974 Units (See Item 5 below)

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          647,974 Units (See Item 5 below)

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          647,974 Units (See Item 5 below)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                   //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.8% (See Item 5 below)

14   TYPE OF REPORTING PERSON*
          CO

                 AMENDMENT NO. 4 TO SCHEDULE 13D

     This statement ("Statement") constitutes Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 13, 1995 (the "Initial Filing"), as amended by Amendment No. 1 to the Initial Filing filed with the Commission on November 20, 1995, as amended by Amendment No. 2 filed with the Commission on January 16, 1996 as amended by Amendment No. 3 filed with the Commission on May 24, 1996. Unless otherwise indicated, capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Filing.

     This Statement hereby amends the items identified below, or the particular paragraphs of such items which are identified below.

Item 4.   Purpose of Transaction

          Item 4 is hereby amended to add the following:

          On August 2, 1996, High River entered into a letter agreement (the "Letter Agreement") with Herbert Beigel, plaintiffs' counsel ("Plaintiffs' Counsel") in the Schofield, et al. v. McNeil Partners, L.P. et. al. class action and derivative suit (the "Litigation"), pursuant to which, among other things, High River agreed to commence tender offers (the "Tender Offers") within the next six months for any and all outstanding Units of McNeil Pacific Investors Fund 1972, McNeil Real Estate Funds V, IX, X, XI, XIV and XV, Ltd., and McNeil Real Estate Funds XX, XXIV and XXV, L.P. (collectively, the "Partnerships"), as described more fully in Item 6 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          Item 5(a) is hereby amended to add the following:

          (a) McNeil Real Estate Management, Inc., the transfer agent of Units, confirmed that, as of August 1, 1996, a total of 5,378,455 Units are owned by the Reporting
          Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Item 6 is hereby amended to add the following:

          The Letter Agreement, a copy of which is attached hereto as Exhibit 1, provides, among other things, that (i) High River will commence, as soon as possible, but in no event more than 6 months, the Tender Offers for any and all of the outstanding Units of the Partnerships at a price that is not less than 75% of the estimated liquidation value of the Units (as determined by utilizing the same methodology that was used to determine the liquidation values in High River's previous tender offers for the Partnerships), which Tender Offers may be subject to such other terms and conditions as High River determines in its sole discretion; (ii) in the event that High River attains the position of general partner in any of the Partnerships: (a) High River will take all actions necessary to cause a 25% reduction of fees of such Partnership(s), including the current management incentive distribution fee, (b) High River will not cause such Partnership(s) to take any action to discontinue the Litigation with respect to receivable claims (the "Receivable Claims"), and (c) High River and Plaintiffs' Counsel will in good faith execute an appropriate Stipulation of Settlement based upon the terms of the Letter Agreement, which stipulation shall not include a settlement or provide a release of the Receivable Claims; and (iii) from and after the date of the Letter Agreement, Plaintiffs' Counsel will not enter into any settlement of the claims asserted in the Litigation which does not provide for all of the consideration contained in that certain demand letter dated June 24, 1996, a copy of which is attached hereto as Exhibit 2.

Item 7.   Material to be Filed as Exhibits

Exhibit 1      Letter Agreement between High River Limited
               Partnership and Herbert Beigel dated August 1,
               1996.

Exhibit 2      Demand letter sent to Marco Schnabl, Pat Foye and
               Ira Matetsky from Herbert Beigel, Andrew D.
               Friedman, Lawrence Kolker and Lynda J. Grant dated
               June 24, 1996.
                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.

Dated:    August 5, 1996

                         HIGH RIVER LIMITED PARTNERSHIP

                         By:  Riverdale Investors Corp., Inc.,
                              its General Partner

                         By:  /s/ Edward Mattner
                              Edward Mattner
                         Title:    President

                         RIVERDALE INVESTORS CORP., INC.

                         By:  /s/ Edward Mattner
                              Edward Mattner
                         Title:    President


                         UNICORN ASSOCIATES CORPORATION

                         By:  /s/ Edward Mattner
                              Edward Mattner
                         Title:    President


                              /s/ Theodore Altman
                              Carl C. Icahn
                         By:  Theodore Altman as
                              Attorney-in-fact



             [Signature Page for Amendment No. 4 to
         McNeil Real Estate Fund XXV, Ltd. Schedule 13D]